Appendix A

Fund	Operating Expense Limit	Effective Date	Initial Term End Date
Arrow Commodity Strategy Fund		September 25, 2014	November 30, 2015
Class A Shares	2.00%
Class C Shares	2.75%
Class I Shares	1.75%

Arrow DWA Tactical ETF	1.40%	September 25, 2014	November 30, 2015
Arrow QVM Equity Factor ETF	0.65%	January 15, 2015	May 31, 2016